

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 22, 2021

Jonathan Neman
Chief Executive Officer
Sweetgreen, Inc.
3101 W. Exposition Boulevard
Los Angeles, CA 90018

> **Re: Sweetgreen, Inc.**
> **Amendment No. 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 7, 2021**
> **CIK No. 0001477815**

Dear Mr. Neman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

The Offering
Voting Rights, page 17

1. We note your amended disclosure that "following the completion of this offering, each share of our Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and in certain other circumstances as described in our amended and restated certificate of incorporation." Please amend your disclosure here to briefly describe the "certain transfers" and "certain other circumstances" under which the Class B shares will automatically convert into Class A shares, or provide a cross-reference to a more detailed

   discussion of these terms elsewhere in your filing.

<u>General</u>

2. In appropriate places throughout the prospectus, please revise your disclosure to further describe the directed share program. Your disclosure should address the selection criteria for the persons who will participate in the program, the process that you will follow in identifying qualified potential participants, the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program.

  Please contact Katherine Bagley at 202-551-2545 or Lilyanna Peyser at 202-551-3222 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Siana E. Lowrey